Exhibit 17.1

NOTICE OF RESIGNATION

EFFECTIVE September 24, 2014, I , Joseph Shea III, hereby resign my position as President, Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and Director of Port of Call Online, Inc. (the “Company”), a Nevada Corporation.   My resignation is not a result of any disagreement with the Company on any matter relating to the Company's operations, policies or practices.

DATED this 23rd day of September 2014 at Tampa, Florida.

/s/ Joseph Shea
Joseph Shea III